Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 1
(To Prospectus filed on July 26, 2016)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 1 supplements the information contained in the Prospectus, dated as of July 26, 2016, relating to the resale of up to 47,674,386 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 1 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 1, 2016.

You should read this Prospectus Supplement No. 1 in conjunction with the Prospectus. This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 1, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2016

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	000-55415 (Commission File Number)	99-0376434 (I.R.S. Employer Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On July 29, 2016 (the “Closing Date”), Enumeral Biomedical Holdings, Inc. (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with certain accredited investors (the “Buyers”), pursuant to which the Buyers purchased the Company’s 12% Senior Secured Promissory Notes (the “Notes”) in the aggregate principal amount of $3,038,256 (before deducting placement agent fees and expenses of approximately $385,337), which includes $38,256 pursuant to an over-allotment option (the “Note Offering”). The Company intends to use the net proceeds from this Note Offering for working capital and general corporate purposes.

The proceeds for the sale of the Notes were held in escrow, pending closing of the purchase and sale of the Notes, pursuant to the terms of an Escrow Agreement (the “Escrow Agreement”) among the Company, the Placement Agent (as defined below) and the escrow agent.

The Company’s obligations under the Notes are secured, pursuant to the terms of an Intellectual Property Security Agreement (the “Security Agreement”), dated as of the Closing Date, among the Grantors (as defined below), the Buyers and the collateral agent for the Buyers named therein, by a first priority security interest in all now owned or hereafter acquired intellectual property of the Company and Enumeral Biomedical Corp., a wholly-owned subsidiary of the Company (the “Subsidiary” and together with the Company, the “Grantors”), except to the extent such intellectual property cannot be assigned or the creation of a security interest would be prohibited by applicable law or contract.

The Notes have an aggregate principal balance of $3,038,256, and a stated maturity date of 12 months from the date of issuance. The principal on the Notes bears interest at a rate of 12% per annum, payable monthly commencing on September 1, 2016. Interest is payable in shares (the “Repayment Shares”) of common stock, $0.001 par value per share, of the Company (the “Common Stock”), provided, however, that interest will not be calculated or accrued in a manner that triggers anti-dilution adjustment on the Company’s existing warrants that were issued in connection with the Company’s July 2014 private placement transaction (the “July 2014 Warrants”). In the event that on an interest payment date, the July 2014 Warrants’ anti-dilution provision would be triggered by the payment of interest in Common Stock, interest payments on the Notes may be paid in cash. The Notes will rank senior to all existing indebtedness of the Company, except as otherwise set forth in the Notes.

The Notes provide that the maturity date of all of the outstanding principal amount of the Notes, together with accrued and unpaid interest due thereon, will accelerate to the date, on or after September 1, 2016, on which the Company completes and closes (i) an offering involving the sale of at least $5,000,0000 of equity securities or securities convertible into or exercisable for equity securities by the Company, or in the case of a solicitation of the exercise of outstanding July 2014 Warrants (a “Warrant Solicitation”), an offering in which the Company receives at least $2,000,000 (both such offerings being an “Equity or Equity Equivalent Offering”), or (ii) an alternative financing transaction not constituting an Equity or Equity Equivalent Offering, including transactions involving a business combination, debt financing, asset sale or other financing transaction, which, directly or indirectly, increases the Company’s cash and cash equivalent assets by not less than $5,000,000 (an “Alternative Financing” and together with the Equity or Equity Equivalent Offering, a “Qualified Offering”).

Upon the closing of a transaction that would be deemed to be a Qualified Offering but for the fact that such transaction closes prior to September 1, 2016 (a “Non-Qualified Offering”), the maturity date of all of the outstanding principal amount of the Notes, together with accrued and unpaid interest due thereon, will accelerate to September 1, 2016.

At the closing of a Qualified Offering (or September 1, 2016 in the event the Company completes a Non-Qualified Offering), the outstanding principal and interest then due on the Notes will be payable, at the discretion of the Company, in cash or shares of Common Stock; provided, however, that cash may only be paid if, after taking into account such payments, the Company will have a minimum of $10,000,000 in cash, cash equivalents and marketable securities. Payments made in Common Stock will be based on a valuation per share equal to 50% of the price per share of the Common Stock sold in the Equity or Equity Equivalent Offering or the price at which such securities can be converted into or exercised for Common Stock. In the event of a sale of the Company during the term of the Notes (including a merger (whether or not the Company is the surviving entity or not), acquisition, tender offer for a majority of the shares of the outstanding Common Stock), each holder of a Note will be entitled to receive an amount equal to one and a half times the principal amount of, and any accrued and unpaid interest on, such holder’s Note at the closing of such sale; provided, however, that such sale preference amount shall be paid either in cash or in equivalent amount of securities of the acquiring entity at the acquiring entity’s discretion. Pursuant to the terms of the Notes, a transaction that triggers this 1.5x sale preference will not also trigger the acceleration and conversion features described above.

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The Notes provide that if the Company fails to pay any principal amount or interest due under the Notes within 5 business days of the date such payment is due, or upon the occurrence of other event of default under the terms of the Notes (which such event of default continues beyond any applicable cure period), the entire unpaid principal balance of the Note, together with any accrued and unpaid interest thereon, will become due and payable, without presentment, demand, protest or notice of any kind.

Pursuant to the terms of a Placement Agency Agreement (the “Placement Agency Agreement”), dated as of June 21, 2016, between the Company and the placement agent for the Note Offering (the “Placement Agent”), in connection with the closing of the Note Offering, the Placement Agent was paid a commission equal to ten percent (10%) of the gross proceeds of the Offering. The Placement Agency Agreement also provides that, in the event that the Company completes a Qualified Offering or a Non-Qualified Offering during the term of the Notes, the Placement Agent, or its designees, will receive ten-year warrants to purchase a number of shares of Common Stock equal to 10% of the Repayment Shares issued at maturity in connection with such Qualified Offering or Non-Qualified Offering, as applicable, with an exercise price per share equal to the price per share at which payments in shares are made to the Buyers (the “Placement Agent Warrants”). To the extent that the Company completes a Warrant Solicitation constituting an Equity or Equity Equivalent Offering which involves a restructuring of the warrant exercise price and amount of shares exercisable, the exercise price of the Placement Agent Warrants will reflect the average exercise price. However, in the event that the Notes are repaid in cash in full prior to the closing of a Qualified Offering or Non-Qualified Offering, and under circumstances where payment in cash is permitted under the Subscription Agreement, the Placement Agent shall not be entitled to any warrants.

The Placement Agency Agreement also provides that if, within 12 months of the first closing of the Note Offering, the Company completes a financing or similar transaction with a party introduced to the Company by the Placement Agent in connection with the Note Offering (a “Fee Tail Party”), the Placement Agent shall be entitled to receive a cash commission from the Company in an amount equal to 10% of the gross amount of the financing transaction with the Fee Tail Party. In addition, if such financing transaction involves the issuance to the Fee Tail Party of equity securities or securities exercisable, convertible or exchangeable for equity securities, the Placement shall also be entitled to receive a ten-year warrant to purchase the equivalent of 10% of the equity securities issued or issuable to the Fee Tail Party at the price per share paid or to be paid by the Fee Tail Party. Any Placement Agent Warrants shall only be issued at such time and to the extent that such issuance would not trigger an anti-dilution adjustment with respect to the July 2014 Warrants.

Pursuant to the terms of the Placement Agency Agreement, the Company agreed to pay the Placement Agent’s legal counsel’s fees in the amount of $50,000 and the Placement Agent’s legal counsel’s reasonable out of pocket expenses related to the Note Offering (not to exceed $5,000 in the aggregate). In addition, the Company paid the Placement Agent a $20,000 non-accountable expense allowance.

The Placement Agency Agreement also provides that the Company will indemnify the Placement Agent and its agents to the fullest extent permitted by law, against certain liabilities that may be incurred in connection with the Note Offering, including certain civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and, where such indemnification is not available, to contribute to the payments the Placement Agents and their respective sub-agents may be required to make in respect of such liabilities.

The Company has granted registration rights to each Buyer with respect to the Repayment Shares, and to the Placement Agent with respect to the shares of Common Stock issuable upon exercise of the Placement Agent Warrants, in the event a transaction occurs pursuant to which Placement Agent Warrants are issued (the “Placement Agent Warrant Shares,” and, together with the Repayment Shares, the “Registrable Shares”). These registration rights shall, in each case, be on a pari passu basis with, and upon substantially the same terms as, the registration rights that may be granted to the investors in a Qualified Offering or Non-Qualified Offering. In the event of a Warrant Solicitation involving a Warrant Restructuring (as described in the Placement Agency Agreement), the Company will, without any action by a holder of the Notes, register the resale of the Registrable Shares, together with the shares underlying the July 2014 Warrants, as restructured. Such registration rights will be no less favorable than those contained in the registration rights agreement executed in connection with the issuance of the July 2014 Warrants.

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The foregoing descriptions of the Subscription Agreement, Escrow Agreement, Security Agreement, Placement Agency Agreement, and Note do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the documents, copies of which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2016.

Item 2.03	Creation of Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The Company sold Notes to the Buyers in the Note Offering in the aggregate principal amount of $3,038,256.

Reference is made to the disclosure set forth under Item 1.01 above, which disclosure is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The Company sold Notes to the Buyers in the Note Offering in the aggregate principal amount of $3,038,256. Pursuant to the terms of the Notes, shares of Common Stock may be issuable at maturity to repay the principal and/or interest on the Notes.

Reference is made to the disclosure set forth under Item 1.01 above, which disclosure is incorporated herein by reference.

The issuances of (a) the Notes, (b) the Repayment Shares, (c) the Placement Agent Warrants, upon issuance in the event of an applicable transaction in accordance with the terms and conditions of the Placement Agency Agreement and (d) upon exercise of the Placement Agent Warrants, if issued, the Placement Agent Warrant Shares, in connection with the Note Offering are exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D and/or Regulation S as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under of the Securities Act as transactions by an issuer not involving any public offering. The securities sold in the Note Offering have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor will there be any sales of these securities by the Company in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The disclosure is being issued pursuant to and in accordance with Rule 135c promulgated under the Securities Act.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Executive Transition

In conjunction with the closing of the Note Offering, Arthur H. Tinkelenberg was terminated by the Company from his positions as President and Chief Executive Officer, effective July 28, 2016 (the “Separation Date”). Dr. Tinkelenberg will remain a member of the Company’s board of directors. The Company intends to conduct a search for a new Chief Executive Officer with commercial drug development experience.

As a result of Mr. Tinkelenberg’s separation of employment with the Company, the Company’s Board of Directors designated John J. Rydzewski, the Company’s Executive Chairman, as the Company’s “Principal Executive Officer” for SEC reporting purposes, effective as of the Separation Date.

Mr. Rydzewski is compensated pursuant to that certain Amended and Restated Employment Agreement, dated as of July 21, 2014, between Mr. Rydzewski and the Subsidiary, which was assumed by the Company on July 31, 2014. There has been no change to Mr. Rydzewski’s compensation in connection with his designation as Principal Executive Officer.

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Mr. Rydzewski, age 63, has served as the Executive Chairman of the Company’s board of directors since the July 2014 merger between the Company and the Subsidiary. Prior to the July 2014 merger, Mr. Rydzewski served as a director of the Subsidiary since September 2010 and as Executive Chairman of the Subsidiary’s board since October 2011. From July 2006 to September 2011, Mr. Rydzewski was managing director of Christofferson, Robb & Co., an investment firm. He is a graduate of The Wharton School of the University of Pennsylvania.

Except as described above, (i) there are no arrangements or understandings between Mr. Rydzewski and any other person pursuant to which he was selected as an officer, (ii) there is no transaction since the beginning of the Company’s last fiscal year, or any currently proposed transaction, between the Company and Mr. Rydzewski in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years, and (iii) there are no family relationships between Mr. Rydzewski and any of the Company’s directors, director nominees or executive officers.

Officer Indemnification Arrangements

On July 28, 2016, the Company entered into its standard indemnification agreement for directors and officers with Kevin G. Sarney, Vice President of Finance, Chief Accounting Officer and Treasurer, Ahnco Nguyen, Vice President of Research and Development, and certain other officers. The indemnification agreement provides for the indemnification of the director or officer, as applicable, for certain expenses and liabilities (including liabilities arising under the Securities Act) incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which he is a party, or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee, agent or fiduciary of the Company, or any of the Company’s subsidiaries, by reason of any action or inaction by such persons while serving as an officer, director, agent or fiduciary, or by reason of the fact that such person was serving at the Company’s request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of the Company or any of its subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification.

The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Company’s indemnification agreement, which was filed as Exhibit 10.45 to the Company’s Current Report on Form 8-K/A for the event occurring on July 31, 2014, as filed with the Securities and Exchange Commission on August 8, 2014, and is incorporated herein by reference.

Item 8.01	Other Events.

On August 1, 2016, the Company issued a press release with respect to the Note Offering. In accordance with Rule 135c under the Securities Act, a copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

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Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description
10.1*	Form of Indemnification Agreement between Enumeral Biomedical Holdings, Inc. and each of its directors and officers.

99.1**	Press Release, dated August 1, 2016.

*Incorporated by reference to Exhibit 10.45 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.

**Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Date: August 1, 2016	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer and Treasurer

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EXHIBIT INDEX

Exhibit No.	Description
10.1*	Form of Indemnification Agreement between Enumeral Biomedical Holdings, Inc. and each of its directors and officers.

99.1**	Press Release, dated August 1, 2016

*Incorporated by reference to Exhibit 10.45 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.

**Filed herewith.

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Exhibit 99.1

Enumeral Announces Sale of 12% Senior Secured Promissory Notes

CAMBRIDGE, Mass.—August 1, 2016—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM) (“Enumeral” or the “Company”), a biotechnology company focused on the discovery and development of novel antibody-based immunotherapies to help the immune system fight cancer and other diseases, today announced that on July 29, 2016 the Company sold 12% Senior Secured Promissory Notes (the “Notes”) in a private placement offering to certain accredited investors in the aggregate principal amount of $3,038,256, before deducting placement agent fees and expenses equal to approximately $385,337 (the “Offering”). The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Notes have a stated maturity date of 12 months from the date of issuance, and bear interest at a rate of 12% per annum, payable monthly commencing on September 1, 2016. Interest is payable in shares of the Company’s common stock, provided that interest will be paid in cash in the event that the issuance of shares of common stock would trigger anti-dilution adjustment on the Company’s existing warrants that were issued in connection with the Company’s July 2014 private placement.

The maturity date of the outstanding principal amount of the Notes, together with accrued and unpaid interest due thereon, will accelerate to the date (on or after September 1, 2016) on which the Company completes and closes certain financing transactions that achieve minimum thresholds, as specified in the Notes. In such specified transactions, the Notes will convert at a valuation per share equal to 50% of the price per share of securities sold in that financing transaction. In addition, in the event of a sale of the Company during the term of the Notes, noteholders will be entitled to receive 1.5x of the principal amount of the Notes plus accrued interest, paid in either cash or securities of acquiring entity at the acquiring entity’s discretion.

The Company’s obligations under the Notes are secured, pursuant to the terms of an Intellectual Property Security Agreement, by a first priority security interest in all now owned or hereafter acquired intellectual property of the Company and Enumeral Biomedical Corp., a wholly-owned subsidiary of the Company, except to the extent such intellectual property cannot be assigned or the creation of a security interest would be prohibited by applicable law or contract.

In conjunction with the closing of the Offering, Arthur H. Tinkelenberg’s service as the Company’s President and Chief Executive Officer has ended, effective July 28, 2016. The Company intends to conduct a search for a new Chief Executive Officer with commercial drug development experience.

“We sincerely appreciate Arthur’s many contributions to Enumeral in the years since our founding, including the passion he brought to developing our technology and antibody pipeline. We look forward to his continued counsel as a member of our board of directors,” said John J. Rydzewski, Enumeral’s Executive Chairman.

As of the date of this press release, and after giving effect to the net proceeds from the Offering, Enumeral believes that it has sufficient liquidity to fund operations through November 2016. The Company continues to explore a range of potential transactions, which may include public or private equity offerings, debt financings, collaborations and licensing arrangements, and/or other strategic alternatives, including a merger, sale of assets or other similar transactions. If Enumeral is unable to raise additional capital on acceptable terms and on a timely basis, Enumeral may be required to downsize or wind down its operations through liquidation, bankruptcy, or a sale of its assets.

A full description of the Offering can be found in the Company's Form 8-K filed with the U.S. Securities and Exchange Commission on August 1, 2016. The Notes, and the shares of the Company’s common stock into which the Notes may be converted, have not been registered under the Securities Act of 1933, as amended (“Securities Act”), or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.   This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes, common stock, or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Enumeral

Enumeral is a biopharmaceutical company discovering and developing novel antibody-based immunotherapies to help the immune system fight cancer and other diseases. The Company is building a pipeline focused on next-generation checkpoint modulators, with initial targets including PD-1, TIM-3, LAG-3, OX40, TIGIT, and VISTA. In developing these molecules, Enumeral’s researchers apply a proprietary immune profiling technology platform that measures functioning of the human immune system at the level of individual cells. This provides key insights for drug candidate selection and target validation. For more information on Enumeral, please visit www.enumeral.com.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, among others, the risks that (a) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (b) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (c) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (d) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, (e) Enumeral’s ability to comply with governmental regulation, (f) the intensity of competition, (g) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas, and (h) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contact:

Enumeral Biomedical Holdings, Inc.
Kevin Sarney, (617) 945-9146
kevin@enumeral.com